UBS Global Asset Management
1285 Avenue of the Americas
12th floor
New York, NY 10019-6114

Tammie Lee
Associate General Counsel
Tel: 212/882-5572
Fax: 212/882-5472

April 30, 2015

Via EDGAR
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC 20549
Attn:  Edward Bartz

Re:	The UBS Relationship Funds (the “Trust”)
File No. 811-09036

Dear Mr. Bartz:

On behalf of the above-referenced Trust, following are the responses to the comments conveyed on June 11, 2014, with regard to the Post-Effective Amendment No. 56 to the Trust’s Registration Statement on Form N-1A (the “Amendment”), filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 30, 2014 pursuant to Rule 8b-16 under the Investment Company Act of 1940, as amended.  Each comment is summarized below, followed by the Trust’s response to the comment.  Capitalized terms not otherwise defined in this letter have the meanings assigned to them in the Amendment.

Part A

All Funds

1.	Comment. Please add the disclosure under the heading “Loans of portfolio securities” to the Fund’s summary section.

Response. The Funds respectfully decline this comment and confirm that securities lending is not a principal investment strategy for the Funds.

2.	Comment. Please include securities lending risk in the Fund’s summary risk section in addition to the Fund’s statutory risk section.

Response. The Funds respectfully decline this comment and confirm that securities lending is not a principal investment strategy for the Funds.  The Funds have renamed the “More about the Fund’s principal risks” section to “More about risks” and made correspondng revisions to the lead-in sentence to conform to the new heading title.

3.	Comment. Please add disclosure that a nontaxable return of capital is a return of a portion of an investor’s original investment in a Fund.

Response. The requested change has been made.

All Funds (except UBS Cash Management Prime Relationship Fund)

4.	Comment. Please add disclosure under the heading “Impact of high portfolio turnover” to the Fund’s summary section.

Response. Per instruction 7 to Form N-1A Item 9(b)(1), the Funds have included disclosure with respect to active and frequent trading of portfolio securities in the Funds’ statutory section. Because this instruction does not appear in Item 4(a) of Form N-1A, the Trust respectfully declines to add the requested disclosure.

UBS Global Securities Relationship Fund, UBS Emerging Markets Equity Relationship Fund, UBS International Equity Relationship Fund, UBS U.S. Equity Alpha Relationship Fund, UBS Credit Bond Relationship Fund, UBS High Yield Relationship Fund, UBS Opportunistic Loan Relationship Fund and UBS U.S. Treasury Inflation Protected Securities Fund

5.	Comment. Please disclose, supplementally, that each portfolio manager is jointly and primarily responsible for the day-to-day management of the portfolio.

Response.   The Funds confirm that each portfolio manager is jointly and primarily responsible for the day-to-day management of the portfolio.

UBS Global Securities Relationship Fund

6.	Comment. Please move the portion of the Fund’s investment objective relating to investing through a portfolio of US and non-US stocks and fixed income securities to the Fund’s strategy section.

Response.  The Fund respectfully declines this comment, as the Fund’s investment objective is a fundamental policy that cannot be changed without shareholder approval.  Next time the Fund has a shareholder meeting, the Fund will consider including a proposal to amend the investment objective as requested.

7.	Comment. In the second bullet point under the heading “Principal investments,” please add the term “junk bond” the first time “below investment grade, high yield securities” is mentioned.

Response.  The Fund will revise the disclosure in the second bullet point under the heading “Principal investments” as requested.

8.
Comment.  Please confirm, supplementally, whether the value of derivative instruments is included in the Fund’s policy of investing 40-80% of its total assets in companies organized or having their principal place of business outside the United States.  If included, please explain how derivative instruments are valued.

Response.  The value of such derivative instruments is included in the Fund’s policy of investing 40-80% of its total assets in companies organized or having their principal place of business outside the United States. The value of derivative instruments is calculated for purposes of the Fund’s principal investment strategy in the same manner that the value of such derivative instruments is calculated according to the Fund’s valuation policies and procedures for purposes of determining the Fund’s net asset value.

UBS Emerging Markets Equity Relationship Fund

9.
Comment.  Please confirm, supplementally, whether the value of derivative instruments are included in the Fund’s policy of investing 80% of its total assets in equity securities that are tied economically to emerging market countries.  If included, please explain how derivative instruments are valued.

Response. The value of such derivative instruments is included in the Fund’s policy of investing 80% of its total assets in equity securities that are tied economically to emerging market countries. The value of derivative instruments is calculated for purposes of the Fund’s principal investment strategy in the same manner that the value of such derivative instruments is calculated according to the Fund’s valuation policies and procedures for purposes of determining the Fund’s net asset value.

10.	Comment. Please add emerging markets risk under the headings “Principal risks” and “More about the Fund’s principal risks.”

Response. The Fund respectfully declines this comment. The risks associated with investing in emerging markets are discussed under “Foreign investing risk,” consistent with other funds in the UBS fund complex, including the other series of the Trust.

UBS International Equity Relationship Fund

11.
Comment. Because of the use of “international” in the Fund’s name, please add a policy that the Fund will invest significantly (at least 40% of its total assets) in companies organized or located outside of the United States or doing substantial business outside of the United States.

Response. The requested change has been made in the section entitled “More about the Fund’s principal strategies.”

Part B

12.	Comment. Please include disclosure that when a Fund acts as a seller of credit default swaps, the Fund will segregate assets at least equal to the full notional amount of the swap.

Response. The requested disclosure is provided under the heading “Borrowing” within the subsection “Segregation of assets.” Therefore, the Trust respectfully declines to add the requested disclosure.

13.
Comment. On page B-37, please remove the exception to the investment restriction of UBS International Equity Relationship Fund permitting the Fund to purchase obligations issued or guaranteed by the US government, its agencies or instrumentalities or by foreign governments or their political subdivisions, or by supranational organizations in excess of 25% of the value of the total assets of the Fund.

Response.  Due to the nature of the Fund’s investors, the Fund is unable to establish the quorum required to change the investment restriction. As disclosed in the Part B, the Fund currently does not concentrate, and, in the future does not intend to concentrate, in obligations issued or guaranteed by foreign governments or their political subdivisions, or by supranational organizations.

In connection with the Trust’s responses to the SEC Staff’s additional comments on the Amendment, as requested by the Staff, the Trust acknowledges that:  (i) the Trust is responsible for the adequacy and accuracy of the disclosure in the Trust’s filings; (ii) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing; and (iii) the Trust may not assert Staff comments as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

Please do not hesitate to contact Jamie M. Gershkow, Esquire at (215) 564-8543, if you have any questions or wish to discuss any of the responses presented above.

Very truly yours,

/s/ Tammie Lee
Tammie Lee
Vice President and Assistant Secretary
The UBS Relationship Funds

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